

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

May 16, 2017

<u>Via E-Mail</u>
Mr. Mark J. Cola
President and Chief Executive Officer
Sigma Labs, Inc.
3900 Paseo del Sol
Santa Fe, NM 87507

> **Re:** **Sigma Labs, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 15, 2017**
> **File No. 333-218021**

Dear Mr. Cola:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction

cc: <u>Via E-Mail</u>
       William D. Gould, Esq.
       Darren T. Freedman, Esq.
       TroyGould PC
       1801 Century Park East, 16th Floor
       Los Angeles, CA 90067